July 29, 2011	99 GARNSEY ROAD
PITTSFORD, NY 14534
(585) 419-8800

THOMAS E. WILLETT

DIRECT: (585) 419-8646
Via Electronic Transmission	FAX: (585) 419-8818
TWILLETT@HARRISBEACH.COM

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Lucid, Inc.

Registration Statement on Form S-1

Filed April 15, 2011

Amended June 27, 2011

Registration No. 333-173555

Dear Ms. Ravitz:

On behalf of Lucid, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the above-referenced registration statement (the “Registration Statement”) together with exhibits thereto.  An electronic version of Amendment No. 2 concurrently has been filed with the Securities and Exchange Commission (the “Commission”) through its EDGAR system.  The enclosed Amendment No. 2 has been marked to reflect changes made to the original filing.

Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated July 12, 2011.  Set forth below are the Registrant’s responses to the Staff’s comments.  For convenience of reference, the text of the Staff’s comments in the Staff’s letter has been reproduced in italicized type herein.

Summary, page 1

1.                                      Regarding your revisions in response to prior comment 4:

•                  Your existing disclosure implies that the VivaNet Solution is and has been the sole source of your revenue, contrary to the disclosure elsewhere in your document.  Please revise this section to distinguish clearly your aspirations from your accomplishments. For example, highlight the amount of revenue you have generated to date from the VivaNet Solution and when you expect to “launch” that solution, including any additional personnel you need to hire, as indicated on page 37.  Also revise to highlight that you have not yet verified or obtained reimbursement from third-party payers, as indicated on page 58, and your current share of the $2.5 billion market mentioned on page 3; and

•                  It continues to be unclear how the disclosure in this section represents a balanced picture of your business and operations. We note specifically the continued disclosure regarding the attributes of your products and strategy and markets you intend to serve, but only the brief bulleted non-inclusive list of risks you face. Please revise to balance your disclosure. For example, in discussing your historical operations, revise to highlight prominently your historical losses to date and the going concern notation mentioned in your document.

The Summary section of the prospectus has been revised to respond to each component of this comment.  The Summary section now states in several places that to date the Registrant has not realized any revenues from sales of its VivaNet Solution; clarifies when the Registrant expects to launch that solution; indicates that the Registrant intends to expand its U.S.-based sales and technical support personnel immediately following this offering; and clarifies the status of reimbursement from third-party payers.  The Summary section now also sets forth, on pages 3 and 5, the Registrant’s estimate of its addressable share of the $2.5 billion market for skin cancer diagnosis, while also highlighting that to date, the Registrant has not realized any revenue from sales of its VivaNet Solution.  Additionally, the Registrant has further revised the Summary section to present a more balanced disclosure, including a more prominent mention of the Registrant’s historical losses to date and the going concern notation.

2.                                      Please expand your revisions in response to prior comment 5 to briefly highlight which of your affiliates have an interest in the transaction and their interest as it relates to the “nature of the securities.”

The summary section of the prospectus has been revised at pages 8-9 to briefly highlight which of the Registrant’s affiliates has an interest in the transaction and the nature of the securities involved.

Use of Proceeds, page 37

3.                                      Please expand your revisions in response to prior comment 12 to clarify whether you intend to apply the proceeds in sufficient amounts for each of the purposes to which they will be put.  If you have not determined specific amounts to be allocated for each purpose, as indicated in your response, please state so directly.  Please also clarify the nature of the “additional product functionality” to which you refer.

The prospectus has been revised at page 39 to directly state that the Registrant has not determined specific amounts to be allocated for each purpose, and to clarify the nature of the research and development activities proposed to be supported by the proceeds of this offering.

Three Month Periods . . ., page 44

4.                                      Please revise to clarify what you mean by “wider acceptance of confocal microscopy in the marketplace,” including to what “marketplace” you refer.  For example, do you mean you sold more product to a greater number of research institutions and academic centers or more product to the same prior customers?  What has driven the “wider acceptance” of confocal microscopy?  Please also clarify the reasons for the increased wages and salaries you note.  For example, have you hired more employees or have you simply given your existing employees increased wages?

The prospectus has been revised at page 46 to clarify that the increase in revenue in the relevant period primarily resulted from sales to new customers.  In addition, the prospectus has been revised at pages 46-47 to clarify that the increases in general and administrative expenses, sales and marketing expenses and engineering, research and development expenses during the relevant period primarily resulted from hiring additional employees, combined with stock-based compensation charges.

Liquidity and Capital Resources, page 46

5.                                      Please describe the reasons for the increased inventory in the period ended March 31, 2011 compared to March 31, 2010.

The prospectus has been revised at page 49 to indicate that current assets increased during the three months ended March 31, 2011 as compared to the prior year period as a result of increases in cash after placing additional debt under the 2010/2011 Convertible Debt Offering, as well as increases in inventory to meet the requirements of increasing sales.

Clinical Studies..., page 65

6.                                      We note your response to prior comments 3 and 25:

•                                         With a view toward disclosure, please explain why you believe it is appropriate to aggregate the data from these studies.  For instance, were the same protocols used by the authors of the studies?  Were the patient populations substantially similar?  Were the results of the studies substantially similar?;

•                                         Please tell us, with a view toward disclosure, why the data you mention relates to only seven studies, but you indicate on page 3 that a significantly larger sample size has established the “efficacy and diagnostic accuracy” of your product.  If the data yielded by and reported in the 250 papers you mention differs from the data you disclose in this section, please revise to highlight any material differences; and

•                                         It continues to appear that your disclosure regarding the clinical studies you cite is attributed to statements of third parties.  Therefore, it also continues to appear that the consents of those third parties are required.  Please refer to Rule 436(a) of Regulation C and Question 233.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

In response to this comment, the Registrant supplementally advises the Staff that the Registrant has conducted another review of the available medical literature, and has added the data from an eighth study to the third row of the table on page 69.   The citation to the journal publication for this study is as follows: Guitera P, Pellacani G, Longo C, Seidenari S, Avramidis M, Menzies SW.  “In vivo reflectance confocal microscopy enhances secondary evaluation of melanocytic lesions”. J Invest Dermatol. 2009 Jan; 129(1):131-8.

The Registrant supplementally advises the Staff that because the protocols, lesions, patient populations and results of the studies included in the third row of this table were all substantially similar, the Registrant believes that it is appropriate to aggregate the data from these eight studies.  The Registrant further supplementally advises the Staff that the Registrant has focused on these eight clinical studies because they present data using our confocal imaging technology while presenting the shared elements of sensitivity, specificity and test accuracy.  The remainder of the 250 peer reviewed publications referenced in this section likewise provide relevant industry data, but do not have the same focus on sensitivity, specificity and melanoma that are present in the eight studies referenced above.  Therefore, in order to avoid confusion, the Registrant has deleted the reference to the “over 250 peer reviewed publications” throughout the prospectus.

With regard to the third bullet point, the Registrant respectfully submits that it believes that a consent pursuant to Rule 436(a) is not required to be filed.  The Registrant respectfully advises the Staff that it did not commission any of the studies or reports cited in the Registration Statement and none of those studies or reports was prepared in connection with the Registration Statement.  In addition, the Registrant respectfully advises the Staff that all of the sources cited in the Registration Statement are publicly available for free or on a subscription fee basis and are widely utilized by industry participants.  Although the Registrant has cited the sources of data used to support the Registrant’s conclusions regarding the efficacy of its confocal imaging technology, such information represents the good faith conclusions of management and the Registrant does not believe that any “report or opinion of an expert” is being “quoted or summarized as such” as a result of those citations.  Moreover, the Registrant has removed the references to the authors of the cited publications as “experts” in order to avoid any confusion.  The only reference to an “expert” in this section which has not been omitted is on page 69 where the word “expert” forms part of the title of the publication itself.  For these reasons, the Registrant does not believe that a consent is required under Rule 436(a).

Our Sales Process, page 67

7.                                      Please disclose the penultimate sentence of your response to prior comment 30.  Also, please refer to the third-to-last paragraph on page 70:

•                                          Although the revenue per procedure may increase from excision of a higher proportion of cancerous lesions, it is unclear how or why the overall practice revenue would also increase.  For example, might a dermatologist’s practice revenue be greater from a larger number of biopsies of suspicious lesions compared to a fewer number of excisions of cancerous lesions?  Please revise;

•                                          Your disclosure appears to address only your beliefs as to the ability of your system to generate revenue relative to the existing standard of care.  Expand to compare the costs of your product and system to dermatological practices, including the impact of reimbursement noted on page 58.

The prospectus has been revised at page 71 to include the penultimate sentence from the Registrant’s response to prior comment 30.  In addition, the prospectus has been revised at pages 73-74 to describe how the Registrant believes that its VivaScope technology will differentiate a dermatology practice, bring in new patients and increase revenue; and to compare the costs of the Registrant’s product and system to dermatological practices.

Other potential clinical applications, page 71

8.                                      Your revised disclosure in response to prior comment 31 refers to “further development” and “further clinical studies,” but it is unclear what development or studies have been performed to date.  Please revise to clarify.

The prospectus has been revised at pages 74-75 to clarify the extent of the product development activities and clinical trials that would be required in connection with other potential clinical applications of the Registrant’s technologies.

Reimbursement, page 79

9.                                      It appears that in response to the last sentence of prior comment 36, you merely replaced the word “substantial” with the word “significant.”  Please revise to clarify what you mean by “significant.”  Ensure your revisions are consistent with your disclosures on page 58.

The prospectus has been revised on page 61 and pages 82-83 to clarify the extent to which components of the VivaScope imaging procedure are covered by current CPT reimbursement codes.

Compensation Program, page 88

10.                               Regarding your revisions in response to prior comments 40 and 41, please:

•                                          revise to identify the comparator companies in the survey to which you refer;

•                                          clarify the reasons underlying the targeted amounts of incentive compensation and amounts of long-term compensation awarded.  For example, did you target the midpoint of the survey mentioned in your disclosure?

Also, you indicate that the incentive compensation program was adopted “in part” on the recommendation of your compensation consultant, contrary to your revisions in response to prior comment 40.  Please reconcile.

In response to the first bullet point of this comment, the Registrant supplementally advises the Staff that the identities of the specific comparator companies are not available to the Registrant.  The Towers Watson Executive Compensation survey referenced in the prospectus included a large number of companies, only a subset of which were used as comparator companies.  The parameters of this subset are described on page 92 of the prospectus; however, the identities of the companies included within that subset are not available to the Registrant.  Therefore, the Registrant respectfully submits that it believes that its disclosure with respect to comparator companies is accurate and that such disclosure provides as much detail as is available to the Registrant.

In response to the second bullet point, the prospectus has been revised at page 93 to clarify that the targeted amounts of incentive compensation and amounts of long-term compensation awarded were approved by the Registrant’s Compensation Committee based upon the recommendation of the compensation consultant.

With regard to the last part of this comment, the prospectus has been revised at page 93 to omit the words “in part”, reflecting the fact that the cash incentive compensation program was adopted based upon the recommendation of the Registrant’s compensation consultant.

Employment Agreements, page 93

11.                               Please expand your revisions added in response to prior comment 44 to address the payments to be made upon termination, as disclosed on page 94.

The Registrant respectfully submits that, as an entity which is expected to qualify as a smaller reporting company, the Registrant does not believe that it is required to include a “Potential Payments Upon Termination or Change-in-Control” table meeting the requirements of Regulation S-K Item 402(j).  However, in response to this comment, the prospectus has been revised at page 98 to include a “Cash Payments Upon Termination” table.

Interests of Related Parties..., page 97

12.                               We refer to prior comment 47. Please revise to disclose the information for all persons covered by Item 404 to Regulation S-K.  In this regard, we note, without limitation, the holdings disclosed in footnote 20 of the Principal and Selling Stockholders table.

The prospectus has been revised at page 100 to describe the terms of the July 2011 Convertible Debt Offering and the participation therein of certain related parties, and to describe certain changes to the pledge by Northeast LCD Capital, LLC in connection with the refinancing of the Registrant’s credit facility.  The Registrant respectfully submits that the holdings disclosed in footnote 20 to the Principal and Selling Stockholders table are already described in the Related Party Transactions section, at pages 99-100.  The Registrant further supplementally advises the Staff that a transaction that was previously described in footnote 17 to the Principal and Selling Stockholders table with respect to which a related party transactions disclosure appears to have been required was included in that table in error, and has now been deleted from that table.

13.                               Please update your disclosure in this section.  We note, for example, the disclosures in the second and third-to-last paragraphs on page 96 are limited to “fiscal 2010.”

The prospectus has been revised at pages 101-102, where payment information was previously provided only with respect to fiscal 2010, to affirmatively state that no such payments were made during fiscal 2009 with respect to such transactions.

Principal and Selling Stockholders, page 98

14.                               Please update your disclosure to be as of the most recent practicable date; we note the reference to March 31, 2011.  Also revise to identify the natural persons who have or share voting and/or dispositive powers with respect to the shares held by the last three entities listed in the table.

The prospectus has been revised at page 103 to indicate that the information provided in the “Principal and Selling Stockholders” table is provided as of July 29, 2011 and to identify the natural persons who have or share voting and/or dispositive power with respect to the shares held by one of the Selling Stockholders; the Registrant is seeking to obtain such information regarding the other Selling Stockholders and will include such information in a subsequent Amendment No. 3 to the Registration Statement.

Warrants, page 104

15.                               We note your revisions in response to prior comment 51.  Given the disclosure added to page II-4, please tell us which bullet here includes the warrants issued in the 2009 Convertible Debt Offering.

The Registrant supplementally advises the Staff that warrants were not issued to investors in the 2009 Convertible Debt Offering.  The disclosure regarding the Registrant’s warrants on page 109 of the prospectus and page II-4 of the Registration Statement have been revised to describe, in more detail, the warrants issued by the Registrant during the applicable periods.

Registration Rights, page 104

16.                               We note your revisions in response to prior comment 51.

•                                          Please reconcile the last sentence of your response with clause (b) on page 6; and

•                                          The portion of the response regarding the waiver granted by note holders with respect to “this offering” implies that those granting the waiver will have registration rights with respect to other, future offerings.  If so, please revise to describe those rights as they relate to the notes.  In this regard, please tell us, with a view toward disclosure, why the registration rights to which you refer relate only to warrants given the terms of Section 4.9 of Exhibit 4.13.

With regard to the first bullet point of this comment, the Registrant supplementally advises the Staff that, although the holders of the Registrant’s preferred stock do retain registration rights with respect to the common stock they receive upon conversion of their preferred stock, the registration rights terminate when such shares of common stock may be sold without restriction under the Federal securities laws.  Because holders of the Registrant’s preferred stock have held such shares for several years and will have the benefit of tacking under Rule 144, the shares of common stock they receive upon conversion will be immediately eligible for resale in accordance with Rule 144 and, accordingly, their registration rights will terminate upon completion of this offering.

With regard to the second bullet point, the prospectus has been revised at page 109 to clarify that the note holders do have piggyback registration rights, subject to customary cutbacks, which permit them to participate in future registered offerings by the Registrant with respect to the common stock issuable upon conversion of their notes.

Financial Statements, page F-1

Note 3. Summary of Significant Accounting Policies, page F-17

Revenue Recognition, page F-18

17.                               We note from your response to our prior comment 58 that the company is responsible for the storage, transmission and retrieval of images and the diagnostic reports created by the reader.  While we see your disclosure refers to multiple deliverables, it is unclear if you separate and separately account for the referenced ongoing responsibilities and what your related revenue recognition policies are for them.  Please explain.

The Registrant supplementally advises the Staff that the Registrant’s revenue recognition policy refers to multiple deliverables as it relates to installation and training.  Because, as previously discussed, the Registrant has not recognized revenue related to its VivaNet Solution, the Registrant has not separated and separately accounted for the referenced ongoing responsibilities.

Note 14. Equity, page F-34

18.                               We note your response to our prior comment 65.  We will continue to evaluate your response when you provide details of estimated pricing information from your underwriters.

The Registrant presently expects to include details of estimated pricing information in a subsequent Amendment No. 3 to the Registration Statement.

Exhibits

19.                               We refer to your response to prior comment 45.  Please clarify which exhibits relate to each of the transactions referenced in your disclosure.  As one example only, it is unclear which exhibit relates to the “new promissory note” mentioned on page 96.  Also, given the terms of that note, please revise your disclosure on page 96 to clarify the anticipated source of funds to pay the remaining balance.

The Registrant supplementally advises the Staff as follows:

•      Exhibits 4.13, 4.14 and 4.14 relate to the issuance of common stock, convertible notes and warrants to Messrs. Eastman, Shea, Maggiotto and LeFrois as described on pages 99-100 of the prospectus.

•      Exhibits 10.30 and 10.31 relate to the fees owed to Northeast LCD Capital, LLC in connection with our 2010 Credit Facility as described on page 100 of the prospectus.

•      Exhibit 10.13 (being filed with Amendment No. 2) relates to the pledge by Northeast LCD Capital, LLC in connection with the Registrant’s 2011 Credit Facility, and Exhibits 10.15 and 10.16 (being filed with Amendment No. 2) relate to the personal guarantees of Messrs. Eastman and Shea to support the Registrant’s obligations under this credit facility, all as described on pages 100-101 of the prospectus.  Exhibit 10.14 (being filed with Amendment No. 2) relates to the fees owed to Northeast LCD Capital, LLC in connection with our 2011 Credit Facility as described on page 101 of the prospectus.

•      Exhibits 10.19 through 10.24 include the employment agreements described on page 101 of the prospectus.

•      Exhibit 10.7 contains the “new promissory note” entered into with Mr. Eastman as described on page 101 of the prospectus.

•      Exhibit 4.11 contains the warrant issued to Mr. Shea in 2009 as described on page 101 of the prospectus.

•      Exhibit 4.17 contains the note exchange agreements executed by Messrs. Shea and Eastman, pursuant to which they received securities under the 2010/2011 Convertible Debt Offering.

•      Exhibit 10.32 (being filed with Amendment No. 2) contains the promissory note issued to Mr. Crane in December 2010 as described on pages 101-102 of the prospectus.

•      Exhibits 4.5, 4.6 and 4.7 contain the documents related to the senior secured note issued to Mr. Sperandio as described on page 102 of the prospectus.

The prospectus has been revised at page 101 to clarify the anticipated source of funds to be used to pay the balance of the new promissory note issued to Mr. Eastman.

20.                               We note your response to prior comment 70:

•                                          Please tell us why Exhibits 10.17 and 10.18 refer to the registration of Warrants, given that your initial filing appeared to register only common stock for sale in this offering;

•                                          Exhibit 10.16 appears to include a pledge by Northeast, rather than the pledge given by “the Company” mentioned in the exhibit index;

•                                          Your response to the fourth bullet appears to address only Item 601(b)(4) of Regulation S-K.  Please also address Item 601(b)(10); and

•                                          Please tell us which sections of the employment agreements filed as exhibits 10.19 through 10.24 contain the assignment provisions you reference on page 31.

The Registrant supplementally advises the Staff that Exhibits 10.17 and 10.18 provide for the registration of the common stock underlying the warrants, rather than the warrants themselves.  While it is not contemplated that any warrants or shares of common stock underlying such warrants will be registered in connection with this offering, the Registrant supplementally advises the Staff that the Registrant intends to file a resale registration statement covering the shares of common stock underlying the warrants referenced in Exhibits 10.17 and 10.18 immediately following the completion of this offering.

With regard to Exhibit 10.16, the reference to such Exhibit in the Exhibit Index has been revised to refer to such Exhibit as a pledge by Northeast LCD Capital, LLC.

The Registrant has considered the applicability of Regulation S-K Item 601(b)(10) with respect to the fourth bullet of prior comment 70, and supplementally advises the Staff that the Registrant does not believe that the private placement memorandum referred to therein constitutes a “contract” of the Registrant, but merely constitutes a disclosure document relating to a previously completed private placement transaction.  All of the material contracts relating to such transaction have been filed as Exhibits to the Registration Statement.  Further, the Registrant believes that it would be inappropriate to file the private placement memorandum in light of the private nature of that transaction.  Moreover, the information in the private placement memorandum is outdated, and as a result would be, at best, confusing and, at worst, misleading to investors in the present offering.  All required and current information concerning the Registrant is already included in the Registration Statement.

With regard to the fourth bullet point of this comment, the prospectus has been revised at page 33 to remove the reference to assignment provisions in the employment agreements entered into with executive officers, and to clarify that all of the Registrant’s employees, including its executive officers, have executed the Registrant’s standard form of Employee Invention, Copyright, Proprietary Information and Conflicts of Interest Agreement.

21.                               We note your response to prior comment 74.  Please have counsel revise its opinion to cover the shares to be offered by the selling stockholders.

A new opinion of counsel has been filed as an exhibit to Amendment No. 2 to cover the shares to be offered by the selling stockholders.

22.                               Please file as an exhibit the “blanket amendment” mentioned on pages 6-7.

The Registrant respectfully advises the Staff that the Forms of Lock-Up and Waiver Agreement filed as Exhibits 10.17 and 10.18 to Amendment No. 1 to the Registration Statement contain the amendment provisions referenced on pages 6-7 of Amendment No. 1.

If you have any questions regarding this filing, please feel free to call the undersigned at (585) 419-8646 or, in my absence, Alyssa Fontaine at (585) 419-8719.

Very truly yours,

Thomas E. Willett